Volaris Reports June 2023 Traffic Results:

15% YoY Demand Growth with an 83% Load Factor

Mexico City, Mexico, July 7, 2023 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) (“Volaris” or “the Company”), the ultra-low-cost carrier (ULCC) serving Mexico, the United States, Central, and South America, reports its June 2023 preliminary traffic results.

In June 2023, Volaris’ capacity (measured in ASMs) increased by 16.1% year-over-year, while demand (measured in RPMs) increased by 14.6%; the result was a load factor decrease of 1.1 pp YoY to 83.3%. Volaris transported 2.7 million passengers during the month, an 13.7% increase compared to June 2022. Demand in the Mexican domestic and international markets increased by 10.4% and 24.1%, respectively.

Enrique Beltranena, Volaris' President and CEO, remarked: "Demand remained strong in the international markets, including US transborder and Central America. We continue to anticipate that Mexico will return to Category 1 with the US and the team has started planning network changes that will allow us to allocate growth to the strong international markets.”

Beltranena went on to say: “We have also started preparation for peak summer travel. To enhance operational performance, Volaris has recently extended several leases that will provide additional capacity to our network and allow us to more quickly support any operational challenges we may face in this busy time."

	June 2023	June 2022	Variance	YTD June 2023	YTD June 2022	Variance
RPMs (million, scheduled & charter)
Domestic	1,795	1,626	10.4%	11,189	10,084	11.0%
International	895	722	24.1%	5,226	3,800	37.5%
Total	2,690	2,347	14.6%	16,415	13,884	18.2%
ASMs (million, scheduled & charter)
Domestic	2,148	1,873	14.7%	13,151	11,526	14.1%
International	1,081	908	19.0%	6,211	4,896	26.9%
Total	3,229	2,781	16.1%	19,362	16,422	17.9%
Load Factor (%, scheduled, RPMs/ASMs)
Domestic	83.5%	86.8%	(3.2) pp	85.1%	87.5%	(2.4) pp
International	82.9%	79.5%	3.4 pp	84.1%	77.6%	6.5 pp
Total	83.3%	84.4%	(1.1) pp	84.8%	84.5%	0.2 pp
Passengers (thousand, scheduled & charter)
Domestic	2,064	1,861	10.9%	12,958	11,754	10.2%
International	614	494	24.3%	3,601	2,698	33.5%
Total	2,677	2,354	13.7%	16,559	14,452	14.6%

The information included in this report has not been audited and does not provide information on the company’s future performance. Volaris’ future performance depends on many factors. It cannot be inferred that any period’s performance or its comparison year over year will indicate a similar performance in the future.

Glossary

Revenue passenger miles (RPMs): Number of seats flown by passengers multiplied by the number of miles the seats are flown.

Available seat miles (ASMs): Number of seats available for passengers multiplied by the number of miles the seats are flown.

Load factor: RPMs divided by ASMs and expressed as a percentage.

Passengers: The total number of passengers booked on all flight segments.

About Volaris:

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR) is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 244 and its fleet from 4 to 123 aircraft. Volaris offers more than 550 daily flight segments on routes that connect 43 cities in Mexico and 28 cities in the United States, Central, and South America, with the youngest fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central, and South America. Volaris has received the ESR Award for Social Corporate Responsibility for fourteen consecutive years. For more information, please visit ir.volaris.com.

Investor Relations Contact

Ricardo Martínez / ir@volaris.com

Media Contact

Gabriela Fernández / gabriela.fernandez@volaris.com